ALPHA BANK



Press Release



Extraordinary General Meeting of the Shareholders of Alpha Bank

The Extraordinary General Meeting of Shareholders of Alpha Bank, was not held today March 1, 2005, due to lack of quorum.

Consequently, according to the decision of the Board of Directors, the First Extraordinary General Meeting of Shareholders to decide upon postponed items from the Extraordinary General Meeting is convened on Tuesday March 15, 2005 at 10.00 a.m. at the Athens Hilton.

Athens, March 1, 2005

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004
OFFICIAL BANK



ALPHA BANK

INVITATION
TO THE FIRST GENERAL MEETING OF SHAREHOLDERS TO DECIDE UPON POSTPONED ITEMS FROM THE EXTRAORDINARY GENERAL MEETING

In accordance with Law 2190/1920 "On Corporate Legislation", as amended, and Article 12 of the Bank's Articles of Incorporation, the Shareholders of Alpha Bank A.E. are invited to the First General Meeting of Shareholders to decide upon postponed items from the Extraordinary General Meeting on Tuesday March 15, 2005, at 10.00, at the Athens Hilton Hotel, 46 Vassilissis Sophias Avenue.

AGENDA

1. Approval of the draft contract and deed for the merger of "Alpha Bank A.E" and "Delta Singular S.A." by absorption of the latter by the former, approval of the Merger Balance Sheet of "Alpha Bank A.E.", the relevant certificates of the Auditors, the Report of the Board of Directors, according to Article 69, paragraph 4 of Law 2190/1920 and granting of authorisation for the signing of the notarial deed and the performance of any other act or statement required to this purpose.
2. Increase of the Share Capital of "Alpha Bank A.E." by the amount of the share capital contributed by "Delta Singular S.A.", resulting from its absorption. Decrease of the Share Capital of "Alpha Bank A.E.", by the amount which corresponds to the par value of the shares of the Absorbed Company owned by the Absorbing Company. Increase of the Share Capital of "Alpha Bank A.E." by the capitalisation of reserves for the rounding off of the nominal value of each share of "Alpha Bank A.E. " to Euro 5,35. Issue and distribution of shares. Amendment of Article 5 of the Articles of Incorporation and granting of an irrevocable order to the Board of Directors for the settlement of any fractional rights.
3. Approval of all deeds, actions and statements, until today, of the Board of Directors of "Alpha Bank A.E." and of its representatives and proxies relative to the aforementioned merger.

All shareholders have the right to participate in the Extraordinary General Meeting and vote, in person or by proxy. Every share gives the right to one vote.
Shareholders who wish to attend the Extraordinary General Meeting should, through their operator in the Dematerialised Securities System (S.A.T.) bind whole or part of the shares they possess in exchange for a share binding certificate, which they should deposit by Wednesday March 9, 2005 in any Branch of Alpha Bank. In cases where no operator has been appointed and the shares have been placed in the special account, share binding certificates will be issued by the Central Securities Depository (Mavrokordatou Square & 17 Acharnon Street).
Shareholders can also deposit their share binding certificates in any bank in Greece or the Deposit and Loans Fund and abroad in Alpha Bank Branches or in Alpha Bank London, Alpha Bank Cyprus, Alpha Bank Romania and Alpha Bank a.d. Skopje or any other bank and present the receipt they will be supplied with as well as any documents of representation at the Main Branch of Alpha Bank, 40 Stadiou Street (Shareholders' Service) by March 9, 2005.

Due to the fact that, for the items of the agenda, increased quorum is required, Shareholders are requested to deposit in time, as stated above, the share binding certificates and in the event they are unable to attend the Meeting in person, to nominate a proxy to represent them.

Athens March 1, 2005
The Board of Directors


ALPHA BANK

Ex-dividend date [1.3.2005]

According to article 277 par.2d of the Athens Exchange Regulation, Alpha Bank announces that the ex-dividend date for the 2004 dividend will be the next working day of the date of the Ordinary General Meeting of Shareholders that will approve such dividend.